Talcott Resolution Distribution Company, Inc.

(An Indirect Subsidiary of Talcott Holdings, L.P.,
formerly known as Hopmeadow Holdings, L.P.)

(SEC I.D. No. 8-48097)

Financial Statements as of and for the Year Ended
December 31, 2022, Supplemental Schedules as of
December 31, 2022, and Report of Independent
Registered Public Accounting Firm

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER	
8-48097	

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/22____ AND ENDING ____12/31/22____
                                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Talcott Resolution Distribution Company, Inc.

OFFICIAL USE ONLY	
FIRM ID. NO.	

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Griffin Road North
(No. and Street)

Windsor	Connecticut	06095
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Maciolek   (860) 791-0162
                                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name - if individual, state last, first, middle name)

185 Asylum Street, 33rd Floor	Hartford	Connecticut	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number**.

OATH OR AFFIRMATION

I, James A. Maciolek, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Talcott Resolution Distribution Company, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO / Controller

Pursuant to the SEC Division of Trading and Markets Staff Statement re: Requirements for Certain Paper Submissions in Light of COVID-19, the Company is making this filing without a notarization.

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Deloitte & Touche LLP
185 Asylum St, 33rd Floor
Hartford, CT 06103
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Board of Directors of Talcott Resolution Distribution Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Talcott Resolution Distribution Company, Inc. (the "Company") as of December 31, 2022, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 1 to the financial statements, the financial statements include significant transactions with Talcott Resolution Life and Annuity Insurance Company and are not necessarily indicative of the conditions that would have existed had the Company been operated as an unaffiliated company.

Report on Supplemental Schedules

The supplemental schedules h, j, and m listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2023

We have served as the Company's auditor since 2002.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.

(An Indirect Subsidiary of Talcott Holdings, L.P., formerly known as Hopmeadow Holdings, L.P.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$8,769,968
Due from affiliate, net	17,994,492
Other assets	26,869
TOTAL ASSETS	$26,791,329

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Underwriting expense payable	19,101,348
Accounts payable and accrued liabilities	5,595
Income taxes payable	4,706
Total liabilities	19,111,649

Contingent liabilities (see Note 6)

STOCKHOLDER'S EQUITY:

Common stock, $1 par value, 25,000 shares authorized and outstanding	25,000
Additional paid-in-capital	7,552,335
Retained earnings	102,345
Total stockholder's equity	7,679,680
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$26,791,329

See notes to financial statements.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.

(An Indirect Subsidiary of Talcott Holdings, L.P., formerly known as Hopmeadow Holdings, L.P.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

Revenues	
Underwriting income	$139,351,600
Other revenue	1,906,675
Total	**141,258,275**
Expenses	
Underwriting expenses	139,351,600
Other expense	1,778,304
Total	**141,129,904**
Income before income taxes	128,371
Income tax expense	26,958
Net income	**$101,413**

See notes to financial statements.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.

(An Indirect Subsidiary of Talcott Holdings, L.P., formerly known as Hopmeadow Holdings, L.P.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

Operating Activities	
Net income	$101,413
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities:	
Decrease in due from affiliate, net	6,836,057
Decrease in income taxes receivable	4,293
Decrease in other assets	275
Decrease in accounts payable and accrued liabilities	(496,183)
Decrease in underwriting expense payable	(6,394,825)
Increase in income taxes payable	4,706
Net changes in assets and liabilities	(45,677)
Net cash provided by operating activities	**55,736**
Net increase in cash	55,736
Cash and cash equivalents — beginning of period	8,714,232
Cash and cash equivalents — end of period	**$8,769,968**
Supplemental cash flow disclosures	
Income tax payments	$21,100
Income tax refunds	$3,141

See notes to financial statements.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.

(An Indirect Subsidiary of Talcott Holdings, L.P., formerly known as Hopmeadow Holdings, L.P.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

Common Stock	$25,000
Additional Paid-in Capital	7,552,335
Retained Earnings	
Retained Earnings, beginning of period	932
Net income	101,413
Retained Earnings, end of period	102,345
Total Stockholder's Equity	**$7,679,680**

See notes to financial statements.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.

(An Indirect Subsidiary of Talcott Holdings, L.P., formerly known as Hopmeadow Holdings, L.P.)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

---

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Talcott Resolution Distribution Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of Talcott Resolution Life and Annuity Insurance Company, which is an indirect subsidiary of Talcott Holdings, L.P. (the "Parent" or "THLP", formerly known as Hopmeadow Holdings, L.P.). The Parent is a wholly-owned subsidiary of Talcott Financial Group, Ltd.

The Company serves as an underwriter for variable annuity contracts issued by affiliates of the Parent, as well as the private placement agent for certain variable insurance contracts written by affiliates of the Parent. The Company incurs underwriting expenses to third party broker-dealers for the distribution of these contracts. Such expenses are paid by the Parent on behalf of the Company.

The Company does not hold customer funds and claims an exemption under the provisions of the Securities Exchange Act of 1934 Rule 15c3-3 (k)(1). As a result, the Company is not subject to the customer protection rule, Securities Exchange Act of 1934 Rule 15c3-3 ("Rule 15c3-3").

In March 2019, a five year administrative services agreement was entered into with The Hartford Financial Services Group for investment accounting services.

These financial statements were prepared from the separate records maintained by the Company, which include significant transactions with affiliates, and are not necessarily indicative of the conditions that would have existed had the Company been operated as an unaffiliated business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Accounting Estimates – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the financial statements and related disclosures. The financial statements contain no material estimates.

Cash and Cash Equivalents – Cash and cash equivalents represents cash on deposit in commercial bank checking accounts and short-term investments in a money market mutual fund with an original maturity of 30 days or less.

Fair Value of Financial Instruments – The carrying value of financial instruments, which include receivables and payables, approximates their fair values because of the short-term nature of these assets and liabilities.

For financial instruments that are carried at fair value, a hierarchy is used to place the instruments into three broad levels (Level 1, 2, and 3) by prioritizing the observable inputs in the valuation techniques used to measure fair value.

Level 1: Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. Level 1 investments include highly liquid open-ended management investment companies ("money market fund").

Level 2: Observable inputs, other than unadjusted quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Level 2 investments include those that are model priced by vendors using observable inputs.

Level 3: Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk). Because Level 3 fair values, by their nature, contain unobservable market inputs, considerable judgment is used to determine the Level 3 fair values. Level 3 fair values represent the best estimate of an amount that could be realized in a current market exchange absent actual market exchanges.

In certain cases, the inputs used to measure fair value fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

At December 31, 2022, the Company held $8,438,474 in a money market fund, which is included in cash and cash equivalents. The investment is carried at fair value, valued at quoted prices, and considered a Level 1 investment under the fair value hierarchy levels. The Company had no Level 2 or Level 3 investments at December 31, 2022 and there were no transfers of financial instruments within the fair value hierarchy during the year ended December 31, 2022.

Underwriting Income and Expense – Variable insurance products underwriting income is recognized when, or as, services are transferred to customers in an amount that reflects the consideration that the Company is expected to be entitled in exchange for those services. The Company earns and receives underwriting income from its affiliates to the extent that the Company incurs underwriting expenses in performing its contractual obligations. Underwriting expense is recorded as incurred based upon contractual agreements, and includes commissions paid to third parties who distributed variable insurance contracts on behalf of its affiliates.

Income Tax – The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. There are no deferred tax assets (liabilities) at December 31, 2022.

COVID-19 Update - The outbreak and spread of the novel coronavirus ("COVID-19") has caused disruption to the worldwide economy and impacted companies across all industries. For the year ended December 31, 2022, the COVID-19 pandemic did not have a material impact on the Company's results of operations. The Company's financial performance is dependent on financial market conditions and other factors relating to the COVID-19 pandemic, including the development of new variants and surges, and other emerging viruses. As such, the Company continues to be unable to quantify its impact on the financial results and operations in future periods.

3. RELATED-PARTY TRANSACTIONS

The Company acts as an underwriter for certain variable insurance contracts issued by its affiliates. For the year ended December 31, 2022, the Company received $139,351,600 from affiliates while underwriting the insurance contracts.

For the year ended December 31, 2022, the Company received $1,778,304 from affiliates as reimbursement for certain expenses incurred for performing these functions and is included in other revenue.

Expenses are recognized as incurred. Indirect expenses are allocated in accordance with the intercompany agreements.

For the year ended December 31, 2022, the Company was allocated $1,562,712 by its affiliates for general and administrative expenses and is included in other expenses.

As of December 31, 2022, the Company had a due from affiliate, net balance of $17,994,492, which included a $19,101,348 receivable due from an affiliate for underwriting revenue earned by the Company, partially offset by $1,106,856 of payables due to the same affiliate.

Management believes intercompany transactions are calculated on a reasonable basis; however, these transactions may not necessarily be indicative of the terms that would be incurred if the Company operated on a standalone basis.

4. FEDERAL INCOME TAXES

Income tax expense for the year ended December 31, 2022 is comprised of the following components:

	December 31, 2022
Current - U.S. Federal income tax expense	$ 26,958
Deferred - U.S. Federal income tax expense	—
Total income tax expense	$ 26,958

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. There are no deferred tax assets (liabilities) at December 31, 2022.

The statute of limitations on federal audits has expired for all years through 2018 and the Company is not currently under examination for any open years. Management believes that an adequate provision has been made in the financial statements for any potential adjustments that may result from tax examinations and other tax-related matters for all open tax years. At December 31, 2022, there was no unrecognized tax benefit: 1) that if recognized would affect the effective tax rate, and 2) that is reasonably possible of significantly increasing or decreasing within the next 12 months.

5.   **NET CAPITAL REQUIREMENTS**

The Company, as a registered broker-dealer in securities, is subject to the United States Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of combined aggregate debit items shown in the Formula for Reserve Requirements, pursuant to Rule 15c3-3.

At December 31, 2022, the Company had net capital of $7,484,041 which was $7,234,041 in excess of its required net capital of $250,000.

6.   **CONTINGENT LIABILITIES**

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Management evaluates each contingent matter separately and a loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses. At December 31, 2022, management believes that the ultimate liability, if any, with respect to such normal course litigation, is not material to the financial condition, results of operations or cash flows of the Company.

7.   **SUBSEQUENT EVENTS**

The Company evaluated subsequent events through February 27, 2023, the date the financial statements were issued, and identified no events which would require recognition or disclosure in the notes to the financial statements.

* * * * * *

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.

(An Indirect Subsidiary of Talcott Holdings, L.P., formerly known as Hopmeadow Holdings, L.P.)

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
As of December 31, 2022

STOCKHOLDER'S EQUITY	$ 7,679,680
LESS: NONALLOWABLE ASSETS:	
OTHER ASSETS	(26,870)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS (Tentative Net Capital)	7,652,810
LESS: HAIRCUTS ON SECURITIES	(168,769)
NET CAPITAL	7,484,041
NET CAPITAL REQUIREMENT (the greater of $250,000 or 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of net capital computation)	250,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 7,234,041

NOTE: No material differences exist between the computation of net capital above and
the Company's unaudited December 31, 2022 FOCUS Part IIA amended report
filed on February 24, 2023.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.

(An Indirect Subsidiary of Talcott Holdings, L.P., formerly known as Hopmeadow Holdings, L.P.)

**Computation for Determination of Reserve Requirements for Brokers and Dealers and
Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under
the Securities Exchange Act of 1934
As of December 31, 2022**

EXEMPTION UNDER SECTION (k)(1) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("the Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.



Deloitte & Touche LLP
185 Asylum St, 33rd Floor
Hartford, CT 06103
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Board of Directors of
Talcott Resolution Distribution Company, Inc.

We have reviewed management's statements, included in the accompanying Talcott Resolution Distribution Company, Inc. Exemption Report, in which (1) Talcott Resolution Distribution Company, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2022, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 27, 2023

Talcott Resolution Distribution Company, Inc.'s Exemption Report

Talcott Resolution Distribution Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1):

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

Talcott Resolution Distribution Company, Inc.

I, James Maciolek, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CFO, FINOP

February 27, 2023